04054059

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SUPPL

December 6, 2004

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

dlw 1/5

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

December 6, 2004

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from September to November, 2004

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
230th-1 non-guaranteed Debenture of the amount of 50 Billion Won Issuance Date : November 1, 2004 Maturity Date : November 1, 2009 Interest Rate : 4 %	November 1, 2004
230th-2 non-guaranteed Debenture of the amount of 100 Billion Won Issuance Date : November 1, 2004 Maturity Date : November 1, 2009 Interest Rate : 4 %	November 1, 2004

File No.
82-3901

Reports to KSE

Disposal of the preferred shares	September 16, 2003
SK Corp. finds natural gas/condensate in Equatorial Guinea	September 23, 2004
Court ruling on commencement of company reorganization	September 24, 2004
SK Corp. finds oil in Brazilian field	September 30, 2004
Equity investment in major shareholder	October 8, 2004
Addition of an affiliated company	October 15, 2004
Equity investment in major shareholder	October 20, 2004
Equity investment in major shareholder	October 28, 2004
Equity investment in major shareholder	November 3, 2004
Guarantee of debt payment for major shareholder	November 5, 2004
SK Corp. extraordinary meeting	November 5, 2004
Equity investment in major shareholder	November 9, 2004
Equity investment in major shareholder	November 18, 2004

General Press Releases

News compilation of which the abstracts are translated into English	Sept. ~ Nov. 2004

File No.
82-3901

Reports to FSC

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

230th-1 Issuance of Non-guaranteed Debenture in the Amount of 50 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon-cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: LG Investment Securities, Co. Ltd.

4. Details of Subscription
   a. Commencement date of subscription: November 1, 2004
   b. Closing date of subscription: November 1, 2009
   c. Amount subscribed: 50,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.:
        6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - LG Investment Securities Co., Ltd. : 20, Yoido-dong, Yongdeungpo-gu, Seoul
      - Bridge Securities Co. Ltd. : 198, Euljiro 2ga, Junggu, Seoul
      - DaeHan Investment Securities Co., Ltd. : 27-3, Yoido-dong, Yongdeungpo-gu, Seoul

November 7, 2004
Heon-cheol Shin
President and CEO
SK Corporation

230 -2 Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon-cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: LG Investment Securities, Co. Ltd.

4. Details of Subscription
   a. Commencement date of subscription: November 1, 2004
   b. Closing date of subscription: November 1, 2009
   c. Amount subscribed: 100,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.:
        6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - LG Investment Securities Co., Ltd. : 20, Yoido-dong, Yongdeungpo-gu, Seoul
      - Bridge Securities Co. Ltd. : 198, Euljiro 2ga, Junggu, Seoul
      - DaeHan Investment Securities Co., Ltd. : 27-3, Yoido-dong, Yongdeungpo-gu, Seoul

November 7, 2004
Heon-cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

【01】

Disposal of the Preferred Shares

September 16, 2004

On September 16, 2004, to maximize shareholder value through efficient capital structure, SK Corporation disclosed its decision to dispose the preferred shares on a progressive basis.

Considering the stock price movement, CEO is required to plan the specific method, appropriate time, amount, and concrete action plan for disposal of the preferred shares by February 2005, and report immediately to the Board of Directors.

SK Corp. Finds Natural Gas / Condensate in Equatorial Guinea

September 23, 2004

1. Details

- SK Corporation discovered Natural Gas and Condensate off the coast of Equatorial Guinea in West Africa.
- SK Corp. has been drilling exploratory well on Corona-1 last August to verify the extension of the crude oil/natural gas production layer in Alba Field, and we've discovered that it contains natural gas and Condensate. We've been producing oil and natural gas at other reserves near Alba Field since 1991.

2. Size

- The exact size of the field will be announced following by participants' joint-evaluation results.

3. Shares owned

- Marathon Oil Corporation : 84.6%
- SK Corporation : 9.4%

【03】

Court Ruling on Commencement of Company Reorganization

September 30, 2004

1. Company Information

- Name of the Company : SK Global Hong Kong Ltd.
    A. Relationship with SK : Overseas Affiliated Company
- Ruling Date : September 30, 2004
- Total shareholders' equity (KRW) : 81,033,264,000 won
- Number of shares issued : 5,499,000
- Business area : Trading Business

2. Details of Ruling
    A. Total invested amount (KRW) : 43,271,690,000 won
    B. Total equity at the end of the previous fiscal year (KRW) : 644,905,840,000 won
    C. Total number of outstanding shares : 2,323,425 shares (42.25%)

3. Contents & Reasons of Ruling : Determination of completion of SK Global Hong Ltd.

4. Proposed Action Plan : SK Corp. has processed the book value of SK Global Hong Kong Ltd. in 2003 as the loss on valuation of investment.

5. Total asset at the end of the previous fiscal year (KRW) : 5,247,956,078,000 won

6. Others :
    1. FX Rate for conversion is 147.36/HKD (September 24, 2004)
    2. Board liquidation date for SK Global Hong Kong Ltd. is September 24, 2004
    3. Total invested amount is based on the purchasing price

[04]

SK Corporation finds oil in Brazilian field

September 30, 2004

Oil in Brazilian Field.
SK Corp. announced that it discovered oil reserve at BM-C-8 block offshore Brazil. BM-C-8 block is located in the prolific Campos Basin, the biggest oil-producing area in Brazil. SK Corp. has been drilling two exploratory wells on block DEV-4 and DEV-5 since last June.

As a result, we confirmed DEV-2 block contains the 47m of crude oil layer in exploratory well and 61m of layer in appraiser well on DEV-5 block. We also verified the 18~21 API crude oil resource after testing the production capacity of an appraiser well on DEV-5 block

Size
- SK Corporation and Devon Energy Corporation are planning to confirm the exact size of the oil reserves early in next year.

Shares owned for BM-C-8 field
- SK Corp. 40%
- Devon Energy Corporation (U.S.) 60%

【05】

Equity Investment in Major Shareholder

October 8, 2004

1. Name of the Invested Company : Zhejiang Shenxin SK Packaging Co. Ltd.
   A. Relationship with SK Corp. : Overseas Affiliated Company

2. Details of the Investment
   A. Investment Amount (KRW) : 1,437,250,000 won
   B. Total Investment Amount in Zhejiang Shenxin SK Packaging Co. Ltd.(KRW) : 2,864,551,347 won / 50%
   C. Accumulated balance of equity investment for major shareholder concerned : 1,437,250,000 won
   D. Total Equity of SK Corp. (Dec. 2003) : 5,260,873,250,030 won
   E. Equity Ratio (D/E) : 0.03%
   F. Payment of investment : Cash payment

3. Purpose of Investment
   - Equity investment

4. Decision Date (Date of Board Resolution) : October 8, 2004

Addition of an Affiliated Company

October 15, 2004

1. Affiliated Company :
   - Name of the Company : SK China Holding Co., Ltd.
   - Representative : Jeong-Joon Yu
   - Total Shareholders' Equity (KRW) : 34,632,000,000 won
   - Total Assets (KRW) : 34,632,000,000 won
   - Business Areas : Energy, Petroleum/Petrochem, Bio-science

2. Name of Company Group : SK

3. Reasons for Addition : Establishment of new corporation abroad

4. Number of Affiliated Companies : 134 (domestic 53, overseas 81)

5. Others :
   - Financial status above is denominated in USD (USD 30,000,000).
     FX Rate for conversion is 1,154.40/USD (August 26, 2004)

Equity Investment in Major Shareholder

October 20, 2004

1. Name of the Invested Company : SK do Brasil
   - Relationship with SK Corp. : Overseas Affiliated Company

2. Details of the Investment
   A. Investment Amount (KRW) : 2,033,854,000 won
   B. Total Investment Amount in SK do Brasil (KRW)
      : 23,468,992,000 won / 100%
   C. Accumulated balance of equity investment for major shareholder concerned
      : 2,033,854,000 won
   D. Total Equity of SK Corp. (Dec. 2003) : 5,260,873,250,030 won
   E. Equity Ratio (D/E) : 0.04%
   F. Payment of Investment : Cash payment

3. Purpose of Investment
   - Equity investment

4. Decision Date (Date of Board Resolution) : October 20, 2004

5. Others
   - FX Rate for conversion is 1,143.90/USD (October 19, 2004)

Equity Investment in Major Shareholder

October 28, 2004

1. Name of the Invested Company : K-Power Co., Ltd.
   - Relationship with SK Corp. : Affiliated Company

2. Details of the Investment
   A. Investment Amount (KRW) : 52,000,000,000 won
      - Nov. 4, 2004 : 39,000,000,000 won
      - Dec. 7, 2004 : 13,000,000,000 won
   A. Total Investment Amount (KRW) : 177,879,000,000 won / 65%
   B. Accumulated balance of equity investment for major shareholder concerned
      : 52,000,000,000 won
   C. Total Equity of SK Corp. (Dec. 2003) : 5,260,873,250,030 won
   D. Equity Ratio (D/E) : 0.99%
   E. Payment of Investment : Capital contribution through participation in rights issue

3. Purpose of Investment
   - Common Shares : 7,800,000 shares (Nov. 4, 2004)
   - Common Shares : 2,600,000 shares (Dec. 7, 2004)

4. Decision Date (Date of Board Resolution) : October 28, 2004
   - Attendance of outside directors : Present (7)
   - Attendance of Auditors : Yes

5. Others
   - SK Corp. is capable for additional investment up to 32.5 bn won when debt redemption ratio falls below 1.05 due to LNG TOP(Take or Pay) or sudden change of rules in market

Equity Investment in Major Shareholder

November 3, 2004

1. Name of the Invested Company : SK do Brasil
   - Relationship with SK Corp. : Overseas Affiliated Company

2. Details of the Investment
   - Investment Amount (KRW) : 223,520,000 won
   - Total Investment Amount in SK do Brasil (KRW)
     : 23,692,512,000 won / 100%
   - Payment of Investment : Cash payment

3. Purpose of Investment
   - Equity investment

4. Decision Date (Date of Board Resolution) : November 3, 2004

5. Others
   - FX Rate for conversion is 1,117.60/USD (November 3, 2004)

Guarantee of Debt Payment for Major Shareholder

November 5, 2004

1. Name of debtor : SK do Brasil
   - relationship with company : Overseas Company

2. Details of guaranteed debt
   1. Amount of guarantee concerned (KRW) : 13,936,575,777
   2. Contents of principal debts : Guarantee for exploration
   3. Period of guarantee : From Nov.23, 2004 to June 13, 2009
   4. Name of creditor : Brasil Petronas

3. Decision date (date of board resolution) : November 5, 2004

4. Accumulated balance of debt payment guarantee for major shareholder concerned (KRW) : 13,936,575,777 won

5. Others
   - Guaranteed debt is denominated in USD. FX Rate for conversion is 1,113.50/USD (Nov. 4, 2004)

※ Date of relevant disclosure : August 18, 2004

SK Corporation's extraordinary meeting

November 5, 2004

This afternoon, all the outside directors of SK Corporation agreed to reject the Sovereign Asset Management's formal request for an Extraordinary General Shareholders' Meeting(EGM) in the extraordinary meeting held on November 5.

The copy of the Press Release is attached for your reference.

-Details-

1. Date of Extraordinary meeting - November 5, 2004 4:00pm

2. Attendance of Board of Directors
   - present : 8 (all outside directors were present)
   - absent : Tae-won CHEY, Jeong-joon YU

3. Requisition - In response to the Sovereign Asset Management's formal request for an Extraordinary General Shareholders' Meeting (EGM)

4. Result - Board of Directors of SK Corporation agreed to reject the EGM request from Sovereign Asset Management

Equity Investment in Major Shareholder

November 9, 2004

1. Name of the Invested Company : SK do Brasil
   - Relationship with SK Corp. : Overseas Affiliated Company

2. Details of the Investment
   - Investment Amount (KRW) : 7,109,764,000 won
   - Total Investment Amount in SK do Brasil (KRW) : 30,802,276,000 won / 100%
   - Accumulated balance of equity investment for major shareholder concerned : 7,333,284,000 won
   - Total Equity of SK Corp.: 5,260,873,250,030 won
   - Equity Ratio (D/E) : 0.14%
   - Payment of Investment : Cash payment

3. Purpose of Investment
   - Equity investment

4. Decision Date (Date of Board Resolution) : November 9, 2004

5. Others
   - FX Rate for conversion is 1,110.90/USD (November 8, 2004)

Equity Investment in Major Shareholder

November 18, 2004

1. Name of the Invested Company : SK do Brasil
   - Relationship with SK Corp. : Overseas Affiliated Company

2. Details of the Investment
   - Investment Amount (KRW) : 2,933,880,000 won
   - Total Investment Amount in SK do Brasil (KRW) : 30,845,156,000 won / 100%
   - Accumulated balance of equity investment for major shareholder concerned
     : 2,933,880,000 won
   - Total Equity of SK Corp. (Dec. 2003) : 5,262,353,382,651 won
   - Equity Ratio (D/E) : 0.06%
   - Payment of Investment : Cash payment

3. Purpose of Investment
   - Equity investment for E&P operation

4. Decision Date (Date of Board Resolution) : November 18, 2004

5. Others
   - FX Rate for conversion is 1,093.10/USD (November 18, 2004)

File No.
82-3901

Press Releases

SK Corp. Chairman Chey Accompanies President Roh to Russia

(September 23, 2004)

SK Corp. Chairman Tae-Won Chey, representing SK Group, accompanied the South Korean President Moo-hyun Roh to Russia during his official trip, Sept. 20-23. In total, Korea's top 50 business leaders and heads of five major economic organizations accompanied President Roh.

The main purpose of the visit was to promote economic cooperation between the two countries. Among the business agendas, the main focus was put on in cooperating in the energy sector. Russia is one of the world's biggest oil producers and a major player in related businesses.

Through this trip, SK Corp., the oil refining arm of SK Group, hopes to see some advancement in obtaining rights to explore oil in the Caspian Sea. SK Corp. plans to form a consortium with other Korean companies to jointly pursue the development.

SK Corp. Celebrates Its 42nd Anniversary

(October 9, 2004)

On Oct. 9, SK Corp. held its 42nd anniversary celebration in a grand style. The company hosted the celebration at a soccer stadium in Incheon City, where a total of about 2,800 people attended. The attendees included SK Chairman Tae-Won Chey, President Hyeon-Cheol Shin, other executives, employees, and family members.

Among the day's programs, a ceremony was held to recognize those employees who pursued SUPEX (Super Excellence level). As for fun, there were various performances and many recreational games that involved the participation of the employees and their families.

One of the activities that attracted the most attention was the cross-country relay that was joined by President Shin and 42 other runners. The relay was about 3 km (1.8 miles), and it took about a month to build the relay track. With events such as this, the celebration became even more memorable for the attendees.

In his speech, chairman Chey stated that "Utilizing as our foundation the success and experience that we have gained in the past 42 years, we will continue to prepare ourselves for the future." He also pledged to lead SK Corp. in becoming a company that is highly credible to the society, a company that the customers prefer, and a company where all of its employees are happy to work for.

SK Corp., Sinopec to Build $30 Mln Chemical Plant in Shanghai

(October 17, 2004)

SK Corp., South Korea's biggest oil refiner, and China Petroleum & Chemical Corp. agreed to jointly build a $30 million solvents plant in Shanghai, helping SK Corp. expand in China where demand for chemicals is rising.

``We agreed with Sinopec on the chemicals project -- we are awaiting final approval from the Chinese government," Ku Sang Hyun, a spokesman for SK Corp., said in a telephone interview. SK Corp. hopes this month to sign a final contract with the Beijing-based Chinese company, known as Sinopec, Ku said.

SK Corp. and South Korean rival LG Chem Ltd. are adding capacity in China, where the nation's economic growth is spurring demand for chemicals. Dow Chemical Co., the biggest U.S. chemical maker, has said it expects China to overtake Germany as its biggest market after the U.S. within four years.

SK Corp. said last year it was studying a possible joint venture with Sinopec, Asia's largest oil refiner, to build a chemicals plant with 60,000 tons of annual capacity by mid-2005.

SK Corp. also said last year the two companies agreed to consider setting up an asphalt joint venture with annual production capacity of 560,000 tons.

SK Corp. Signs Agreement with Petrovietnam to Export Oil Refining Technology

(November 2, 2004)

SK Corp. Chairman Tae-Won Chey visited Petrovietnam corporation in Hanoi, Vietnam and met with Tran Ngoc Canh, the company's president, to discuss various business opportunities, including employee training programs for the oil refining technology, strategies for new oil exploration, and construction plans for natural gas and condensation development plant.

Vietnam is an oil-producing nation, but there are no oil refinery plants in the country. Therefore, the country directly exports its crude oil, and imports various petrochemical products for usage. SK Corp. decided to take advantage of this situation an reached an agreement with Petrovietnam to provide the company with operation technology and employee training for the first and second oil refinery plants that are currently under construction.

SK Corp. possesses a top-notch operation technology by running world's largest oil refinery and petrochemical facilities. In addition, the company has been exporting its technology and providing training for the local personnel. Currently Petrovietnam is thoroughly evaluating its plans to import the technology from SK Corp., which is for the first oil refinery plant that is expected to be put in operation in 2008.

In the meeting, the two executives also discussed about the construction planning of Gas-To-Liquid (GTL) plant and Topping plant, which are to convert natural gas and condensate to diesel and nafta. In addition, Chairman Chey inquired about the possible collaboration of SK Corp. in Petrovietnam's efforts of bidding for the nine excavation sites of Phu Khanh Basin, which is located in the southwestern ocean of Vietnam. Through all these efforts, SK Corp. is planning to increase its efforts and investments in petrochemical developments in Vietnam.

【05】

SK Corp. Board Rejects Sovereign's Call for Meeting

(November 5, 2004)

The board of directors of SK Corp., South Korea's biggest oil refiner, rejected a demand from its largest shareholder to hold an extraordinary general meeting, which was aimed at removing Chairman Chey Tae Won.

SK's board voted down the meeting proposal by Sovereign Asset Management Ltd., a Monaco-based investment company, Whang Kyu Ho, vice president of SK Corp., told reporters in Seoul.

``Our directors judged that Sovereign's proposal is not an issue that deserves an extraordinary meeting when the annual meeting is only few months away," said Whang, who is also secretary of SK Corp.'s board of directors. ``It's not in the interest of shareholders to raise an issue that was rejected at the last meeting."

Sovereign, which is the single largest SK Corp. shareholder with a 14.99 percent stake, last week called for an extraordinary general meeting to propose ways of improving corporate governance at the refiner. Sovereign wanted that anyone charged with a serious criminal offense be suspended from acting as a director and to bar any convicted person from the board.

Sovereign's proposal came seven months after SK's annual general meeting, when the investment fund attempted to oust Chey for his involvement in fraud of at least $1.3 billion at a trading unit.

Chey was jailed last year for falsifying accounts at SK Global Co., now SK Networks Co. He is free on bail while appealing that conviction.

``Sovereign regards this as a missed opportunity by the board to assert its independence and truly demonstrate its responsibility to act in the interests of all shareholders," Sovereign said in a statement in Seoul following the board's decision to reject its call for a shareholders' meeting.

POSCO, SK Sign Major Energy, Natural Resources Deals in Brazil

(November 18, 2004)

South Korean firms tapping overseas energy and natural resources markets, including POSCO and SK Corp., Wednesday said they strengthened their foothold in Latin America by completing major contacts in Brazil.

POSCO, the world's fifth-largest steel maker, said it secured a long-term supply agreement to source iron ore from Brazilian mining group Companhia Valo do RioDoce (CVRD).

The agreement ensures supply of 100 million tons of iron ore to Posco annually until March 2015 for $2.1 billion.

``We have secured a safe supply line of raw materials at a time when the world faces a challenge of raw material shortage," the company said in a statement.

It will try to seek more long-term supply agreements with other iron ore providers in other countries, POSCO added.

In a related move, POSCO signed a deal to acquire an 8.94-percent share in Australia's Foxleigh mine in September this year, guaranteeing a supply of 1 million tons of grained coal annually.

POSCO gets nearly 12 percent, or 7 million tons, of raw materials it needs to make steel from overseas mines.

As for another major mineral deal, LG-Nikko, the nation's sole copper smelter, also signed a memorandum of understanding (MOU) with CVRD to jointly develop a copper mine and about 60,000 ton copper mine from the Brazilian company will be provided until 2011, according to the Ministry of Commerce, Industry and Energy (MOCIE) said.

It will be the first time for South Korea to import cooper mine from Brazil.

When it comes to a major deal in the oil sector, SK Corp., the nation's largest oil refinery which has been actively involved in energy projects abroad, said it secured a partial development right for two oil fields in Brazil- BM-C-30 Block and BM-C-32 Blocks-by 20 percent and 26.7 percent, respectively through an agreement with Petrobras, the world's 15 largest oil company.

Through those deals, SK is expected to secure about 360 million barrels. The oil excavation will be conducted between and 2004 and 2008 and oil production will be started from 2010, it said.

The state-run Korea National Oil Corporation also signed a MOU with Petrobras to cooperate for joint-oil field development projects.

SK Corp., Sinopec to Build $30 Mln Chemical Plant in Shanghai

(October 17, 2004)

SK Corp., South Korea's biggest oil refiner, and China Petroleum & Chemical Corp. agreed to jointly build a $30 million solvents plant in Shanghai, helping SK Corp. expand in China where demand for chemicals is rising.

''We agreed with Sinopec on the chemicals project -- we are awaiting final approval from the Chinese government," Ku Sang Hyun, a spokesman for SK Corp., said in a telephone interview. SK Corp. hopes this month to sign a final contract with the Beijing-based Chinese company, known as Sinopec, Ku said.

SK Corp. and South Korean rival LG Chem Ltd. are adding capacity in China, where the nation's economic growth is spurring demand for chemicals. Dow Chemical Co., the biggest U.S. chemical maker, has said it expects China to overtake Germany as its biggest market after the U.S. within four years.

SK Corp. said last year it was studying a possible joint venture with Sinopec, Asia's largest oil refiner, to build a chemicals plant with 60,000 tons of annual capacity by mid-2005.

SK Corp. also said last year the two companies agreed to consider setting up an asphalt joint venture with annual production capacity of 560,000 tons.